Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three Months Ended June 30, 2024

(Unaudited – Prepared by Management as of August 26, 2024)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Portage Biotech Inc. are comprised of the condensed consolidated interim statement of financial position as of June 30, 2024 and the consolidated statement of financial position as of March 31, 2024, the condensed consolidated interim statements of operations and other comprehensive income (loss) for the three months ended June 30, 2024 and 2023 and the condensed consolidated interim statements of changes in shareholders’ equity and the condensed consolidated interim statements of cash flows for each of the three months ended June 30, 2024 and 2023 and are the responsibility of Portage Biotech Inc.’s management.

The condensed consolidated interim financial statements of Portage Biotech Inc. have been prepared by Portage Biotech Inc.’s management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

/s/ Allan Shaw	/s/ Ian Walters
Allan Shaw, Chief Financial Officer	Ian Walters, MD, Chairman of the Board and Chief Executive Officer

DATE: August 26, 2024

F-1

PORTAGE BIOTECH INC.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated August 26, 2024)

	Notes	June 30, 2024	March 31, 2024
			(Audited)
Assets
Current assets
Cash and cash equivalents	4	$3,334	$5,028
Prepaid expenses and other receivables	5	1,862	2,667
Total current assets		5,196	7,695
Non-current assets
Right to use asset		27	35
Other assets, including equipment, net		14	49
Total non-current assets		41	84
Total assets		$5,237	$7,779

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	9	$2,965	$2,836
Lease liability - current, including interest		37	40
Other current liabilities		3	3
Total current liabilities		3,005	2,879
Non-current liabilities
Lease liability - non-current		-	7
Warrant liability	8	422	1,564
Total non-current liabilities		422	1,571
Total liabilities		3,427	4,450

Shareholders’ Equity
Capital stock	11	219,500	219,499
Stock option reserve	12	23,985	23,841
Accumulated deficit		(240,974)	(239,318)
Total equity attributable to owners of the Company		2,511	4,022
Non-controlling interest	18	(701)	(693)
Total equity		1,810	3,329
Total liabilities and equity		$5,237	$7,779
Commitments and Contingent Liabilities (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

PORTAGE BIOTECH INC.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated August 26, 2024)

	Note	Three Months Ended June 30,
		2024	2023
Expenses
Research and development		$1,305	$3,627
General and administrative expenses		1,534	1,370
Loss from operations		(2,839)	(4,997)
Change in fair value of warrant liability		1,142	-
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	15, 16	-	(1,111)
Share of loss in associate accounted for using equity method	6	-	(50)
Foreign exchange transaction (loss) gain		(2)	18
Depreciation expense		(8)	(11)
Interest income, net		45	80
Loss before provision for income taxes		(1,662)	(6,071)
Income tax (expense) benefit	10	(2)	145
Net loss		(1,664)	(5,926)
Other comprehensive income (loss)
Net unrealized gain on investments	6, 7	-	1,769
Total comprehensive loss for period		$(1,664)	$(4,157)

Net loss attributable to:
Owners of the Company		$(1,656)	$(5,919)
Non-controlling interest	18	(8)	(7)
Net loss		$(1,664)	$(5,926)

Comprehensive loss attributable to:
Owners of the Company		$(1,656)	$(4,150)
Non-controlling interest	18	(8)	(7)
Total comprehensive loss for period		$(1,664)	$(4,157)

Loss per share	13
Basic and diluted		$(1.58)	$(6.69)

Weighted average shares outstanding	13
Basic and diluted		1,049	885

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

PORTAGE BIOTECH INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Three Months Ended June 30, 2024 and 2023

(Unaudited – see Notice to Reader dated August 26, 2024)

				Accumulated		Equity
	Number		Stock	Other		Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Loss	Deficit)	of Company	Interest	Equity
	In 000’	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$
Balance, April 1, 2024 (Pre-Split)	19,784
Balance, April 1, 2024 (After 1-for-20 reverse stock split)	989	$219,499	$23,841	$-	$(239,318)	$4,022	$(693)	$3,329
Share-based compensation expense	-	-	144	-	-	144	-	144
Pre-Funded warrants exercised	60	1	-	-	-	1	-	1
Net loss for period	-	-	-	-	(1,656)	(1,656)	(8)	(1,664)
Balance, June 30, 2024	1,049	$219,500	$23,985	$-	$(240,974)	$2,511	$(701)	$1,810

Balance, April 1, 2023 (Pre-Split)	17,606
Balance, April 1, 2023 (After 1-for-20 reverse stock split)	880	$218,782	$21,204	$(4,325)	$(159,616)	$76,045	$(650)	$75,395
Share-based compensation expense	-	-	769	-	-	769	-	769
Shares issued under ATM	9	632	-	-	-	632	-	632
Share issuance costs	-	(19)	-	-	-	(19)	-	(19)
Shares issued or accrued for services	-	30	-	-	-	30	-	30
Net unrealized gain on investments	-	-	-	1,769	-	1,769	-	1,769
Net loss for period	-	-	-	-	(5,919)	(5,919)	(7)	(5,926)
Balance, June 30, 2023	889	$219,425	$21,973	$(2,556)	$(165,535)	$73,307	$(657)	$72,650

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

PORTAGE BIOTECH INC.

Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended June 30, 2024 and 2023

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated August 26, 2024)

	Three Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss for the period	$(1,664)	$(5,926)
Adjustments for non-cash items:
Share-based compensation expense	144	769
Change in fair value of warrant liability	(1,142)	-
Change in fair value of deferred purchase price payable – Tarus and deferred obligation – iOx milestone	-	1,111
Decrease in deferred tax liability	-	(148)
Share of loss in associate	-	50
Fair value of shares issued for services	-	30
Depreciation	8	11
Changes in operating working capital:
Prepaid expenses and other receivables	802	(67)
Other assets	38	(10)
Accounts payable and accrued liabilities	128	726
Other	-	1
Net cash used in operating activities	(1,686)	(3,453)

Cash flows from financing activities:
Proceeds from exercise of Pre-Funded Warrants	1	-
Proceeds from shares issued under ATM and Committed Purchase Agreement	-	632
Share issuance costs	-	(19)
Repayment of lease liability	(9)	(7)
Net cash (used in) provided by financing activities	(8)	606

Decrease in cash and cash equivalents during period	(1,694)	(2,847)
Cash and cash equivalents at beginning of period	5,028	10,545
Cash and cash equivalents at end of period	$3,334	$7,698

Supplemental disclosure of cash flow information:
Cash paid for interest	$1	$3

Supplemental disclosure of non-cash investing and financing activities:
Right to use asset acquired	$-	$303
Lease liability incurred	$-	$303

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 59 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is Nasdaq, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs as well as the current capital raising market for biotechnology companies, the Company made the decision to discontinue the Company sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further patient accrual to the Company sponsored adenosine trial for both PORT-6 and PORT-7. The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”) (60.49% interest), Nekonal Oncology Limited, Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics, Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc.

In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx.

Reverse Stock Split

The Company’s Board of Directors (the “Board”) approved a reverse stock split of its ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, the Company’s ordinary shares began trading on Nasdaq on a split-adjusted basis under the existing trading symbol “PRTG”.

The reverse stock split was implemented to increase the per share trading price of the Company’s ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq.

F-6

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

As a result of the reverse stock split, every twenty (20) pre-split ordinary shares were converted into one (1) post-split ordinary share. Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole post-split ordinary share. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s ordinary shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options and warrants entitling their holders to purchase the Company’s ordinary shares were adjusted as a result of the reverse stock split, in accordance with the terms of each such security. In addition, the number of ordinary shares reserved for future issuance pursuant to the Company’s equity incentive plans were also appropriately adjusted. The number of authorized ordinary shares was not proportionately reduced because the Company has an unlimited number of authorized ordinary shares available for issuance, as permitted under the laws of the British Virgin Islands.

All share and per share information included in the condensed consolidated interim financial statements have been retroactively adjusted to reflect the impact of the reverse stock split as if the stock split occurred at the beginning of the periods presented. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

NOTE 2. GOING CONCERN

As of June 30, 2024, the Company had cash and cash equivalents of approximately $3.3 million and total current liabilities of approximately $3.0 million. For the three months ended June 30, 2024, the Company is reporting a net loss of approximately $1.7 million, and cash used in operating activities of approximately $1.7 million. As of July 31, 2024, the Company had approximately $3.1 million (approximately $2.9 million as of August 23, 2024) of cash and cash equivalents on hand.

The Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for the three months ended June 30, 2024 and fiscal year ended March 31, 2024 (“Fiscal 2024”).

In late Fiscal 2024, because of continued liquidity constraints, the Company made the decision to discontinue further clinical development of its iNKT sponsored trial and pause further patient accrual to its sponsored adenosine program for both PORT-6 and PORT-7. The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of our company, a merger, restructurings, both in and out of court, company wind down, further financing efforts or other strategic action. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the condensed consolidated interim statement of financial position.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities. As previously discussed, the Company has discontinued its iNKT sponsored trial and paused further patient accrual to the Company sponsored adenosine program in order to preserve cash resources. Additionally, during the fourth quarter of Fiscal 2024, the Company sold its shares in Intensity on Nasdaq.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan, beyond the potential proceeds that could be reasonably generated from its “at-the-market” (“ATM”) program and Committed Purchase Agreement (as defined below) with Lincoln Park Capital Fund, LLC (“Lincoln”) given the Company’s current trading volume on Nasdaq. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 11, “Capital Stock and Reserves,” for a further discussion.

F-7

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 2. GOING CONCERN (Cont’d)

There can be no assurance that the Company’s evaluation of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. Any potential transaction would be dependent on a number of factors that may be beyond the Company’s control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with the Company and the availability of financing to the Company or third parties in a potential transaction with the Company on reasonable terms. The process of reviewing strategic alternatives may require the Company to incur additional costs and expenses. It could negatively impact the Company’s ability to attract, retain and motivate key employees, and expose the Company to potential litigation in connection with this process or any resulting transaction. If the Company is unable to effectively manage the process, the Company’s financial condition and results of operations could be adversely affected. In addition, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in the Company entering into or completing a potential transaction within the anticipated timing or at all. There is no set timetable for this evaluation and the Company does not intend to disclose developments with respect to this evaluation unless and until the Company determines that further disclosure is appropriate or legally required. As of July 31, 2024, the Company had approximately $3.1 million (approximately $2.9 million as of August 23, 2024) of cash and cash equivalents on hand, which the Company expects is only sufficient to cover its operating needs through December 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the condensed consolidated interim statement of financial position. There were no adjustments made to reflect the effect of this doubt.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), International Accounting Standards (“IAS”) 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2024.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 16, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board on August 26, 2024.

F-8

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. The Company’s 44% interest in Stimunity was transferred from Portage to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.;

(d)	Tarus Therapeutic Holdings Ltd., a wholly-owned subsidiary incorporated in the British Virgin Islands;

(e)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(f)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(g)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(h)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Portage incorporated in Delaware.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of June 30, 2024 and March 31, 2024, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

F-9

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Significant areas where estimates are made include valuation of financial instruments, deferred tax assets and liabilities, warrant liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and warrant liabilities.

Reclassifications

Certain prior year amounts between accounts payable and accrued liabilities have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the Company’s audited consolidated financial statements for Fiscal 2024. These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

 Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2025

(a)	Amendments to IFRS 16: Leases on Sale and Leaseback

The amendments to IFRS 16, “Leases,” include requirements for sale and leaseback transactions to explain how an entity accounts for a sale and leaseback after the date of the transaction.

(b)	Amendment to IAS 1: Non-current Liabilities with Covenants

The amendments to IAS 1, “Presentation of Financial Statements,” clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions.

The amendments to IFRS 16 and IAS 1 were effective for annual periods beginning on or after January 1, 2024. The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements or the condensed consolidated interim financial statements for the three months ended June 30, 2024.

(c)	Amendment to IAS 7 and IFRS 7: Supplier Finance

The amendments to IAS 7 and IFRS 7, “Statement of Cash Flows,” require disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments to IAS 7 and IFRS 7 were effective for annual periods beginning on or after January 1, 2024 (with transitional reliefs in the first year). The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements or the condensed consolidated interim financial statements for the three months ended June 30, 2024.

F-10

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements is listed below. This is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt this standard when it becomes effective.

Amendments to IAS 21 – Lack of Exchangeability

An entity is impacted by the amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates,” when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. The amendments to IAS 21 are effective for annual periods beginning on or after January 1, 2025, unless earlier adopted. The Company is evaluating whether the adoption of the amendments to IAS 21 would have a material effect on the Company’s annual consolidated financial statements or its condensed consolidated interim financial statements.

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

	As of ,
(In thousands)	As of June 30, 2024	As of March 31, 2024

Prepaid clinical research costs	$1,322	$1,924
Prepaid insurance	412	575
Tax deposits	63	64
Other prepaid expenses	42	65
Other receivables	23	39
Total prepaid expenses and other receivables	$1,862	$2,667

F-11

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 6. INVESTMENT IN ASSOCIATE

Details of the Company’s associate, Stimunity S.A. (“Stimunity”), as of June 30, 2024 and March 31, 2024 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of June 30, 2024	Voting Rights Held as of March 31, 2024
Associate: Stimunity S.A.	Biotechnology	Paris, France	48.9%	48.9%

The following table is a roll-forward of the Company’s investment in Stimunity as of and for the three months ended June 30, 2024 and 2023:

	As of and for the Three Months Ended June 30,
(In thousands)	2024	2023

Balance, beginning of period	$-	$806
Share of loss	-	(50)
Balance, end of period	$-	$756

The Company accounted for its investment in Stimunity under the equity method and, accordingly, recorded its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded loss in equity in Stimunity of $50,000 for the three months ended June 30, 2023. At March 31, 2024, the Company reduced the investment to nil .

NOTE 7. INVESTMENT IN PUBLIC COMPANY

The following is a discussion of the Company’s investment in Intensity.

Intensity Therapeutics, Inc.

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a private clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the Acquisition Date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income (“OCI”). Upon Intensity’s initial public offering (“IPO”) effective June 30, 2023, discussed below, the fair value of the asset is determined by quoted market price.

On July 5, 2023, Intensity completed an IPO of its common stock selling 3,900,000 shares at a price of $5.00 per share generating net proceeds of approximately $16.2 million. In connection with the offering, Intensity’s common stock began trading on Nasdaq on June 30, 2023, under the ticker symbol “INTS.” The Company received an additional 2,659 shares in connection with the offering pursuant to certain anti-dilution rights. Intensity sold its overallotment shares totaling 585,000 shares, which closed on July 7, 2023.

F-12

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 7. INVESTMENT IN PUBLIC COMPANY (Cont’d)

The Company’s lock-up with respect to Intensity shares expired on January 2, 2024. The Board authorized and, in January 2024, began selling its shares in Intensity on Nasdaq. In accordance with the accounting for the investment in Intensity as fair value through other comprehensive income (“FVTOCI”), the cumulative OCI of $3.7 million at March 31, 2023 was transferred to accumulative deficit in connection with the sale of Intensity in 2024. During the quarter ended March 31, 2024, the Company sold 100% of its investment in Intensity for proceeds of $2.812 million and recognized a gain of $0.725 million.

In addition, the Company recorded an unrecognized gain of $1.769 million through OCI during the three months ended June 30, 2023.

NOTE 8. WARRANT LIABILITY

The following table summarizes the changes in the warrant liability during the three months ended June 30, 2024:

	Exercise Price	Warrants	Fair Value Balance
			In 000’$
Warrant liability as of April 1, 2023	$-	-	$-
Fair value of warrants at issuance on October 3, 2023:
Class B Warrants	$45.20	157,895	3,537
Class C Warrants	$45.20	157,895	4,663
Placement Agent Warrants	$47.50	7,895	232
Change in fair value of warrant liability	-	-	(6,868)
Warrant liability as of March 31, 2024		323,685	1,564
Change in fair value of warrant liability	-	-	(1,142)
Warrant liability as of June 30, 2024		323,685	$422

On September 29, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “the Registered Direct Offering”) and a concurrent private placement (the “Private Placement”) and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, the Company sold (i) 98,500 shares of the Company’s ordinary shares at a purchase price of $38.00 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 59,395 ordinary shares, at a purchase price of $37.98 per Pre-Funded Warrant. All Pre-Funded Warrants, which were exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

F-13

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 8. WARRANT LIABILITY (Cont’d)

In the Private Placement, the Company issued to such institutional and accredited investor unregistered warrants to purchase up to 157,895 ordinary shares (the “Series A Warrants”), unregistered warrants to purchase up to 157,895 ordinary shares (the “Series B Warrants”), and unregistered warrants to purchase up to 157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $38.00 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses of approximately $0.7 million.

Pursuant to an engagement letter, dated as of August 26, 2023, between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. The Company also paid the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, the Company issued to the Placement Agent, or its designees, warrants to purchase up to 7,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represented 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Series B Warrants and the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $47.50, or 125% of the offering price per ordinary share sold in the Registered Direct Offering and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Private Warrants, Private Warrant Shares, Placement Agent Warrants and ordinary shares underlying the Placement Agent Warrants were registered for resale under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a registration statement on Form F-1 that was declared effective by the SEC on November 7, 2023 (the “Resale Registration Statement”).

The Series B Warrants, the Series C Warrants and the Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IAS 9, “Financial Instruments” and IAS 32, “Financial Instruments: Presentation,” such warrants will be accounted for as financial liabilities on the condensed consolidated interim statement of financial position with the changes in fair value recognized in the condensed consolidated interim statement of operations and other comprehensive income (loss). The Company allocated the net proceeds of $5.3 million for the Registered Direct Offering to the warrant liability and recognized the excess of the fair value of the warrant liabilities at inception of $3.1 million as a loss on the Registered Direct Offering of $2.4 million and offering expenses of $0.7 million. The Company also recorded a gain of $1.1 million from the change in the fair value of the warrant liabilities for the three months ended June 30, 2024, resulting in a warrant liability balance at June 30, 2024 of $0.4 million.

The Company filed the Resale Registration Statement to register for the resale of the Private Warrant Shares and the ordinary shares issuable upon the exercise of the Placement Agent Warrants, which was declared effective by the SEC on November 7, 2023. Pursuant to the terms of the Purchase Agreement, the Company is obligated to use its commercially reasonable efforts to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) no longer owns any Private Warrants or ordinary shares issuable upon exercise thereof.

F-14

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 8. WARRANT LIABILITY (Cont’d)

On May 29, 2024, Armistice Capital Master Fund Ltd. exercised its Pre-Funded Warrants at an exercise price of $0.02 per share increasing the Company’s total shares outstanding to 1,048,765.

The accounting for the Series A Warrants and the Pre-Funded Warrants is detailed below in Note 11, “Capital Stock and Reserves.”

Series B Warrants

A fair value of $22.40 per each Series B Warrant was identified at the issue date of October 3, 2023. A fair value of $1.00 per each warrant has been identified as of June 30, 2024.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	June 30, 2024
Exercise price	$45.20	$45.20
Share price	$39.40	$4.20
Expected life	3.01 years	2.26 years
Expected volatility	90.4%	123.14%
Risk-free interest rate	4.95%	4.66%
Dividend yield	–	–

Series C Warrants

A fair value of $29.60 per each Series C Warrant was identified at the issue date of October 3, 2023. A fair value of $1.60 per each warrant has been identified as of June 30, 2024.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	June 30, 2024
Exercise price	$45.20	$45.20
Share price	$39.40	$4.20
Expected life	5.00 years	4.26 years
Expected volatility	100.7%	107.50%
Risk-free interest rate	4.80%	4.40%
Dividend yield	–	–

Placement Agent Warrants

A fair value of $29.40 per each Placement Agent Warrant was identified at the issue date of October 3, 2023. A fair value of $1.60 per each warrant has been identified as of June 30, 2024.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	June 30, 2024
Exercise price	$47.60	$47.60
Share price	$39.40	$4.20
Expected life	4.99 years	4.26 years
Expected volatility	100.7%	107.50%
Risk-free interest rate	4.80%	4.40%
Dividend yield	–	–

F-15

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of
(In thousands)	June 30, 2024	March 31, 2024

Accounts payable and amounts accrued to CRO	$1,484	$1,413
Accrued bonuses and other payroll-related expenses	873	525
Accrued accounting and auditing fees	162	189
Accrued legal fees	142	194
Accrued other professional fees	91	157
Other accounts payable	76	136
Accrued clinical and R&D services	42	179
Other	95	43
Total accounts payable and accrued liabilities	$2,965	$2,836

NOTE 10. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The (expense) benefit from income taxes consists of the following for the three months ended June 30, 2024 and 2023 (U.S. Dollars in thousands):

	Three Months Ended June 30,
(In thousands)	2024	2023

Current:
Federal	$(2)	$(3)
State and local	-	-
Foreign	-	-
Total current	(2)	(3)

Deferred:
Federal	-	-
State and local	-	-
Foreign	-	148
Total deferred	-	148
(Expense) benefit from income taxes	$(2)	$145

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the three months ended June 30, 2024 and 2023 (U.S. Dollars in thousands):

	Three Months Ended June 30,
	2024	2023
Loss on ordinary activities before tax	$(104)	$(605)
Statutory U.S. income tax rate	21.0%	21.0%
Income tax (expense) benefit at statutory income tax rate	21	127

Share-based compensation expense recognized for financial statement purposes	(28)	(142)
Other losses (unrecognized)	(2)	-
Utilization of losses not previously benefitted	7	12
Income tax (expense)	$(2)	$(3)

F-16

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 10. INCOME TAXES (Cont’d)

As of June 30, 2024, the Company had $0.5 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized and $0.4 million of items deducted for financial statements but not for federal income tax purposes, excluding share-based compensation. As of each June 30, 2024 and March 31, 2024, the Company had U.S. deferred tax assets of $0.1 million.

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the three months ended June 30, 2024 and 2023 (U.S. Dollars in thousands):

	Three Months Ended June 30,
	2024	2023
Loss on ordinary activities before tax	$(507)	$(1,576)
Statutory U.K. income tax rate	25.0%	25.0%
Income tax benefit at statutory income tax rate	127	394

Derecognition of deferred tax assets	(127)	-
Foreign currency effect and other	-	(246)
Income tax benefit	$-	$148

Research and development credit receivables of $0.2 million was included in prepaid expenses and other receivables on the condensed consolidated interim statement of financial position as of June 30, 2023. The receivable was collected in July 2023.

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Three Months Ended June 30,
	2024				2023
	United States	BVI	United Kingdom	Total	United States	BVI	United Kingdom	Total

Pre-tax loss	$(104)	$(1,051)	$(507)	$(1,662)	$(609)	$(3,886)	$(1,576)	$(6,071)
Share-based compensation expense for financial statement purposes for which no benefit was taken	139	-	-	139	683	-	-	683
Loss for which no benefit was taken	8	-	-	8	-	-	-	-
Losses not subject to tax	-	1051	-	1,051	-	3,886	-	3,886
Utilization of losses not previously benefitted	(34)	-	-	(34)	(59)	-	-	(59)
Taxable income (loss)	$9	$-	$(507)	$(498)	$15	$-	$(1,576)	$(1,561)

F-17

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 10. INCOME TAXES (Cont’d)

As of June 30, 2024 and March 31, 2024, the Company’s deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (U.S. Dollars in thousands):

As of
	June 30, 2024	March 31, 2024
Deferred tax assets:
Net operating loss	$(5,717)	$(5,590)
Deferred tax asset (unrecognized)	5,717	5,590
Deferred tax asset	-	-

Deferred tax liabilities:
In-process research and development	-	-
Deferred tax liability	-	-

Net deferred tax liability	$-	$-

As of each of June 30, 2024 and March 31, 2024, iOx had a net deferred tax liability of nil.

There is no expiration date for accumulated tax losses in the U.K. entities.

NOTE 11. CAPITAL STOCK AND RESERVES

Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. The effect of this reverse stock split was to decrease the number of ordinary shares outstanding as of June 30, 2024 and 2023, from 20,972,285 and 17,786,290 to 1,048,765 and 889,315, respectively. All share and per share information included in the condensed consolidated interim financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The number of ordinary shares authorized remained at an unlimited number of common shares without par value.

1.	The following is a roll-forward of Portage’s ordinary shares for the three months ended June 30, 2024 and 2023:

	Three Months Ended June 30,
	2024		2023
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	989	$219,499	880	$218,782
Share issued from exercise of Pre-Funded Warrants	60	1	-	-
Shares issued under ATM, net of issue costs	-	-	9	613
Shares issued or accrued for services	-	-	-	30
Balance, end of period	1,049	$219,500	889	$219,425

F-18

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 11. CAPITAL STOCK AND RESERVES (Cont’d)

Portage filed a shelf registration statement with the SEC in order to sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“March 2021 Registration Statement”). In connection with the March 2021 Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by Portage of up to $200 million in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covered the offer, issuance and sale by Portage in its ATM offering of up to a maximum aggregate offering price of $50 million of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 57,500 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30 million in ordinary shares that Portage may sell from time to time to Lincoln and an additional 4,726 shares that were issued to Lincoln; and
•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by Portage in a registered direct public offering through H.C. Wainwright & Co., the placement agent, to an institutional and accredited investor of (i) 98,500 ordinary shares at a purchase price of $38.00 per share; and (ii) Pre-Funded Warrants to purchase up to 59,395 ordinary shares, at a purchase price of $37.98 per Pre-Funded Warrant Shares, for aggregate gross proceeds of approximately $6 million. All Pre-Funded Warrants, which were exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

The Sales Agreement permits the Company to sell in an ATM program up to $50 million of ordinary shares from time to time. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act.

F-19

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 11. CAPITAL STOCK AND RESERVES (Cont’d)

On July 6, 2022, the Company entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 4,726 ordinary shares, representing a 3% commitment fee. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be Depository Trust Company eligible, among other things. The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Committed Purchase Agreement, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

During Fiscal 2024, the Company sold 9,331 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

The Company’s March 2021 Registration Statement expired on March 8, 2024. In order to issue additional shares under its ATM program or the Committed Purchase Agreement in the future, the Company would be required to file a new registration statement, which must be declared effective by the SEC prior to use, and to file a prospectus supplement related to the ATM program and the Committed Purchase Agreement, as the case may be.

Furthermore, the ATM program and the Committed Purchase Agreement with Lincoln are generally limited based on, among other things, the Company’s Nasdaq trading volume. Under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on its stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. Accordingly, the Company is limited by the Baby Shelf Rule as of the filing of this Form 20-F, until such time as its non-affiliate public float exceeds $75 million.

On September 29, 2023, the Company entered into the Purchase Agreement with an institutional and accredited investor in connection with the Registered Direct Offering and the Private Placement. The Offerings closed on October 3, 2023.

F-20

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 11. CAPITAL STOCK AND RESERVES (Cont’d)

The Company filed the Resale Registration Statement to register for resale the Private Warrant Shares and the ordinary shares issuable upon the exercise of Placement Agent Warrants, which was declared effective by the SEC on November 7, 2023. Pursuant to the terms of the Purchase Agreement, the Company is obligated to use its commercially reasonable efforts to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) no longer owns any Private Warrants or ordinary shares issuable upon exercise thereof.

If a Fundamental Transaction (as defined in the Warrants) occurs, then the successor entity will succeed to, and be substituted for the Company, and may exercise every right and power that the Company may exercise and will assume all of the Company’s obligations under the Warrants with the same effect as if such successor entity had been named in the Warrants themselves. If holders of ordinary shares are given a choice as to the securities, cash or property to be received in such a Fundamental Transaction, then the holders of the Warrants shall be given the same choice as to the consideration they would receive upon any exercise of the Warrants following such a Fundamental Transaction. Additionally, as more fully described in the Series B Warrants, Series C Warrants and Placement Agent Warrants, in the event of certain Fundamental Transactions, the holders of the Series B Warrants, Series C Warrants and Placement Agent Warrants will be entitled to receive cash consideration in an amount equal to the Black-Scholes value of the Series B Warrants, Series C Warrants and Placement Agent Warrants, as the case may be, upon the consummation of such Fundamental Transaction.

See Note 8, “Warrant Liability,” for a discussion of the Registered Direct Offering.

Series A Warrants and Pre-Funded Warrants

The Series A Warrants and the Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the ordinary shares with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of ordinary shares upon exercise. In addition, the Series A Warrants and the Pre-Funded Warrants do not provide any guarantee of value or return.

On the October 3, 2023 issue date, the calculated fair value of the Series A Warrants and the Pre-Funded Warrants as of March 31, 2024 was $2.968 million ($0.94 per such warrant). Because the fair value of the warrants accounted for as liabilities exceeded the net proceeds from the Registered Direct Offering, the proceeds allocated to the Common Shares, the Pre-Funded Warrants and the Series A warrants was zero.

Series A Warrants

The inputs associated with calculating the fair value are reflected below.

October 3, 2023
Exercise price	$38.00
Share price	$39.40
Expected life	1.50 years
Expected volatility	96.0%
Risk-free interest rate	5.32%
Dividend yield	–

F-21

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 11. CAPITAL STOCK AND RESERVES (Cont’d)

2.	Nature and Purpose of Reserves

(a)	Stock Option Reserve

The stock option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”. See Note 12, “Stock Option Reserve,” below for a further discussion.

(b)	Accumulated Other Comprehensive Income (Loss)

	As of
(In thousands)	June 30, 2024	March 31, 2024

Balance, beginning of period	$-	$(4,325)
Investment in public company at FVTOCI - net change in fair value	-	-
Derecognition of investment in public company at FVTOCI	-	3,711
Investment in associate at fair value through profit or loss (“FVTPL”) - net change in fair value	-	(12)
Investment in associate at FVTPL - recognition of net change in fair value	-	(27)
Other investments - derecognition of investment at FVTOCI	-	653
Balance, end of period	$-	$-

NOTE 12. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the three months ended June 30, 2024 and 2023:

	Three Months Ended June 30,
(In thousands)	2024	2023
Balance, beginning of period	$23,841	$21,204
Share-based compensation expense	144	769
Balance, end of period	$23,985	$21,973

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of ordinary shares available for awards to 100,091, which is equal to 15% of the issued and outstanding ordinary shares of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of ordinary shares not to exceed an additional 5% of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

F-22

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 12. STOCK OPTION RESERVE (Cont’d)

As of June 30, 2024, 470 shares were issued (including shares bought back in cashless exercise), 95,730 shares were reserved for awards previously granted and 47,850 shares were available for future awards under the Amended and Restated 2021 Equity Incentive Plan.

(b)	The changes in the number of options issued for the three months ended June 30, 2024 and 2023 were:

	PBI Amended and Restated 2021 Equity Incentive Plan
	Three Months Ended June 30,
	2024	2023
Balance, beginning of period	90,281	98,171
Expired or forfeited	(13,019)	-
Balance, end of period	77,262	98,171
Exercisable, end of period	48,307	38,222

(c)	The following is the weighted average exercise price and the remaining contractual life for outstanding options by plan as of June 30, 2024 and 2023:

	As of June 30,
	2024	2023
	PBI Amended and Restated 2021 Equity Incentive Plan
Weighted average exercise price	$188.40	210.60
Weighted average remaining contractual life (in years)	7.76	8.61

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of June 30, 2024 and March 31, 2024.

The Company recorded approximately $0.144 million and $0.769 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three months ended June 30, 2024 and 2023, respectively.

F-23

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 13. LOSS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Shares issuable under Pre-Funded Warrants are considered outstanding for this purpose.

The calculation of Basic and Diluted EPS reflects the Pre-Funded Warrants as outstanding shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts):

	Three Months Ended June 30,
	2024	2023
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(1,656)	$(5,919)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	1,049	885
Basic and diluted loss per share	$(1.58)	$(6.69)

Number of ordinary shares are retroactively adjusted to reflect the impact of the 1-for-20 reverse stock split on August 15, 2024.

The inclusion of the Company’s share purchase warrants (other than Pre-Funded Warrants, as described above), stock options and RSUs in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three months ended June 30, 2024 and 2023. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of June 30,
	2024	2023
Warrants	481,580	-
Stock options	77,262	98,171
Restricted stock units	18,467	18,937

F-24

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRL) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During the year ended March 31, 2023 (“Fiscal 2023”), the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of the Company’s decision to discontinue the development with respect to this program, the Company provided a notice of termination under the MSA. The Company is in negotiations to settle all obligations with respect to the MSA. The Company reflected $1.5 million of payables to Parexel in accounts payable and accrued liabilities and approximately $1.1 million in deposits in prepaid expenses and other receivables in the condensed consolidated interim statement of financial position at June 30, 2024.

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million. Because of the Company’s decision to discontinue and pause further accrual of all clinical studies, the Company is negotiating a revision to the services required under the change in circumstances.

F-25

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 15. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

Two of the Company’s directors are also directors of SalvaRx Group plc, a company which owns approximately 4.1% of the Company’s issued and outstanding ordinary shares as of June 30, 2024.

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management personnel of the Company have also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The Chief Executive Officer (“CEO”) of Portage is one of three members of the board of directors of Stimunity. The Company wrote-off its investment in Stimunity to nil in the Fiscal 2024 period.
(b)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.
(c)	Saugatuck. The Chairman and CEO of the Company is the sole director of Saugatuck. Saugatuck is 70% owned by the Company and is controlled by Portage.
(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023. For the three months ended June 30, 2023, the Company paid $0.01 million. No such services were provided subsequent to April 2023.
(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through shared services agreements.

F-26

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 15. RELATED PARTY TRANSACTIONS (Cont’d)

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%.

Employment Agreements

PDS entered into a Services Agreement with the Company’s CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee of the Board (the “Compensation Committee”) approved the CEO compensation of $642,700 for Fiscal 2024. The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary (subject to annual increase by the Board in its sole discretion), which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

F-27

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 15. RELATED PARTY TRANSACTIONS (Cont’d)

Under the CEO Services Agreement, the CEO may terminate his employment with PDS at any time for Good Reason (as defined in the CEO Services Agreement). PDS may terminate the CEO’s employment immediately upon his death, upon a period of disability or without Just Cause (as defined in the CEO Services Agreement). In the event that the CEO’s employment is terminated due to his death or Disability (as defined in the CEO Services Agreement), for Good Reason or without Just Cause, he will be entitled to accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits (as defined in the CEO Services Agreement), which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and PDS shared such costs during his period of employment.

Finally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If the CEO’s employment by PDS is terminated by PDS or any successor entity without Just Cause (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within 12 months following the effective date of a Change in Control (as defined in the CEO Services Agreement), then, in addition to paying or providing the CEO with the Accrued Obligations (as defined in the CEO Services Agreement), the Company will provide the following Change in Control Severance Benefits (as defined in the CEO Services Agreement):

(1)	PDS will pay the base salary continuation benefit for 18 months;

(2)	PDS will pay the life insurance benefit for 18 months;

(3)    PDS will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the bonus percentage for the performance year in which the CEO’s termination occurs. This bonus will be paid in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the CEO’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the CEO with continued medical and dental benefits, as described above, for 18 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-28

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 15. RELATED PARTY TRANSACTIONS (Cont’d)

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of the Company’s five other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

Two of the Executive Service Agreements were terminated on a voluntary basis during the year ended March 31, 2024.

On December 19, 2022, the Compensation Committee approved executive compensation (other than for the CEO) for Fiscal Year 2024 for annual base salaries ranging from $183,750 to $469,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%.

The Executive Services Agreements can be terminated by PDS without Just Cause, by death or Disability, or by the Executive (except one) for Good Reason (each as defined in the respective Executive Services Agreements). In such instances, the Executive Services Agreements provide for the payment of accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, the Executives (except two) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate PDS and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except one) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to Item (5) and 50% of Items (1) and (3) below:

(1)	PDS will pay the base salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

F-29

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 15. RELATED PARTY TRANSACTIONS (Cont’d)

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of PDS or the Company will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provisions that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

Board Resignations and Appointments

On April 25, 2024, Mark Simon resigned all of his positions on the Board of Directors, and on April 26, 2024, Linda Kozick and Dr. Robert Glassman resigned all of their positions on the Board of Directors. On April 30, 2024, Dr. Jean -Christophe Renondin and Dr. Justin Stebbing were elected to the Board.

Bonuses & Board Compensation Arrangements

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing. The accrued, unpaid amount of approximately $0.4 million is included in accounts payable and accrued liabilities in the condensed consolidated interim statements of financial position as of each of June 30, 2024 and March 31, 2024. No executive performance bonus has been approved by the Compensation Committee or the Board for Fiscal Year 2024.

Effective January 1, 2022, each non-employee Board member is entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 345 options to purchase Portage ordinary shares, which would vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $7,205 and $82,500 during the three months ended June 30, 2024 and 2023, respectively.

Non-employee Board chairpersons are entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director is entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee of the Board is entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees are entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears. All non-executive board members waived their right to board fees for the three months ended June 30, 2024, except for the non-executive board members who resigned in late April 2024.

F-30

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The following table summarizes the Company’s financial instruments as of June 30, 2024 and March 31, 2024:

	As of June 30, 2024			As of March 31, 2024
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$3,334	$-	$-	$5,028	$-	$-
Prepaid expenses and other receivables	$1,862	$-	$-	$2,667	$-	$-

	As of June 30, 2024		As of March 31, 2024
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$2,965	$-	$2,836	$-
Warrant liability	$-	$422	$-	$1,564

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, warrant liability, deferred purchase price payable and deferred obligation.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

F-31

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Public Company: Upon Intensity’s IPO effective June 30, 2023, the fair value of the investment was determined by the quoted market price (Level 1).The Company sold this investment in the year ended March 31, 2024. In addition, the Company recorded an unrecognized gain of $1.769 million through OCI during the three months ended June 30, 2023.

Warrant Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 8, “Warrant Liability”).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and was primarily based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third-party data and Company experience, as well as the relevant cost of capital. These are primarily unobservable inputs within Level 3 of the fair value hierarchy, which can be further impacted by other unobservable inputs such as market changes and unknown timing delays. The Company is also impacted by its liquidity constraints. The deferred purchase price payable is correlated to the value of the Tarus in-process research and development (“IPR&D”) and will increase or decrease based upon the amounts realized, if any, on the sale or licensing of the IPR&D. The Company has determined the probability of events based upon the clinical work performed to date, the current capital and biotech markets and the Company’s remaining liquidity. During the year ended March 31, 2024, the Company fully impaired its investment in Tarus IPR&D and accordingly, wrote-off the related deferred purchase price payable. The Company recorded a gain from the change (decrease) in the fair value of the liability of $7.179 million for the year ended March 31, 2024. The Company recorded a (loss) from the change (increase) in fair value of the liability of $0.685 million for the three months ended June 30, 2023. The deferred purchase price payable - Tarus balance was nil as of June 30, 2024 and March 31, 2024.

F-32

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third-party data and Company experience, as well as the relevant cost of capital. In connection with the decision by the Company to discontinue further clinical development of its iNKT sponsored trial, the Company performed an impairment analysis which resulted in an impairment loss of $46.9 million recognized at December 31, 2023. Based on this analysis, it was determined that the deferred consideration obligation would not be realized. Accordingly, the Company recorded a gain from the change (decrease) in the fair value of the liability of $4.126 million for the year ended March 31, 2024. The Company recorded a (loss) from the change (increase) in fair value of the liability of $0.426 million for the three months ended June 30, 2023. The deferred obligation - iOx milestone balance was nil as of June 30, 2024 and March 31, 2024.

Fair Value Hierarchy

The investment in public company (Intensity) was transferred from Level 3 to Level 1 of the fair value hierarchy for the year ended March 31, 2024 as the result of Intensity’s IPO. The investment was sold prior to March 31, 2024.

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of June 30, 2024 and March 31, 2024, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

F-33

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Going Concern,” and Note 11, “Capital Stock and Reserves,” for a discussion of the Company’s share offering.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling.

NOTE 17. CAPITAL MANAGEMENT

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $3.0 million and lease liability - current of $0.037 million as of June 30, 2024 (accounts payable and accrued liabilities of approximately $2.8 million as of March 31, 2024 and lease liability - current of $0.040 million as of March 31, 2024) and current assets of approximately $5.2 million as of June 30, 2024 (approximately $7.7 million as of March 31, 2024). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of June 30, 2024, shareholders’ equity attributable to the owners of the Company was approximately $2.5 million (approximately $4.0 million as of March 31, 2024).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three months ended June 30, 2024 and 2023.

F-34

PORTAGE BIOTECH INC.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 26, 2024)

NOTE 18. NON-CONTROLLING INTEREST

(In thousands)	Saugatuck and subsidiary
Non-controlling interest as of April 1, 2024	$(693)
Net loss attributable to non-controlling interest	(8)
Non-controlling interest as of June 30, 2024	$(701)

(In thousands)	Saugatuck and subsidiary
Non-controlling interest as of April 1, 2023	$(650)
Net loss attributable to non-controlling interest	(7)
Non-controlling interest as of June 30, 2023	$(657)

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 19. EVENT AFTER THE STATEMENT OF FINANCIAL POSITION DATE

Retention Agreement and General Release

On July 22, 2024, the Company and Portage Development Services, Inc. entered into a Retention Agreement and General Release (“Retention Agreement”) with each of Allan Shaw (“Employee”) and Joseph Ciavarella (“Consultant”). Under the terms of each of the Retention Agreements, Employee’s current employment agreement and Consultant’s current consulting agreement both terminated on July 22, 2024, except with respect to certain provisions. In return for continuing to provide services to the Company and its affiliates and completing certain Applicable Retention Events, as defined in the respective Retention Agreements, the Company will pay an aggregate $201,250 (the “Retention Amount”) to Employee and Consultant, in addition to their monthly pay through September 30, 2024.

The Company accrued the Retention Amount, as well as the monthly pay totaling $201,000 through September 30, 2024, in the condensed consolidated interim financial statements for the three months ended June 30, 2024 as the material terms of the Retention Agreements were known and agreed upon at June 30, 2024.

Additionally, Employee and Consultant will be entitled to receive bonuses accrued in Fiscal 2023 totaling $100,000, in the form of fully vested ordinary shares. Unless the Company provides notice in writing to the Employee or the Consultant, the Employee’s employment and the Consultant’s consulting relationship with the Company and its affiliates will end on September 30, 2024.

.

F-35